Exhibit 99.1

KINGSWAY ANNOUNCES SIGNING OF ATLAS AGREEMENT

TORONTO, Dec. 15 /CNW/ - (TSX: KFS, NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway"), an Ontario corporation, announced today that it has entered into an agreement (the "Agreement") with JJR VI Acquisition Corp. ("JJR VI"), a capital pool company listed on the TSX Venture Exchange, as the next step towards completion of the previously announced going-public transaction involving its wholly-owned subsidiaries American Insurance Acquisition Inc. ("AIAI"), American Country Insurance Company ("ACIC") and American Service Insurance Company, Inc. ("ASI").

Pursuant to the Agreement, Atlas Acquisition Corp., a wholly-owned subsidiary of JJR VI, will merge with and into AIAI, JJR VI will be renamed Atlas Financial Holdings, Inc. ("Atlas") and Atlas will be continued under the laws of the Cayman Islands.  Following the completion of the merger, ACIC and ASI will be wholly-owned subsidiaries of Atlas.

Kingsway will retain approximately 75% of the equity and 30% of the voting rights of Atlas. Kingsway will also hold approximately US$18 million in preferred shares of Atlas.

Completion of the transaction is subject to a number of conditions, including acceptance and regulatory approval by the TSX Venture Exchange and by the Illinois Department of Insurance.

There can be no assurance that the proposed transaction will be completed as proposed or at all.

Notice regarding forward-looking statements:

This release includes forward-looking statements regarding Kingsway, and its respective subsidiaries and businesses.  Such statements are based on the current expectations of the management of each entity. The forward-looking events and circumstances discussed in this release, including completion of the proposed transaction may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including risks regarding the insurance industry, economic factors and the equity markets generally.  No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Kingsway and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

The primary business of ACIC and ASI is commercial automobile insurance, with a niche market orientation and focus on insurance for the "light" commercial automobile sector including taxi cabs, non emergency paratransit, limousine/livery and business auto.

Kingsway focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 16:07e 20-DEC-10